UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)1

Global Entertainment Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

378987 10 1

(CUSIP Number)

Gary Rasmussen

Rochester Capital Partners, LP.

1516 E. Tropicana Avenue, Suite 245

Las Vegas, NV 89119

(702) 333-0440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |  |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378987 10 1	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochester Capital Partners, LP.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 5,601,225 *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,601,225 *
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,601,225 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1% **
14		TYPE OF REPORTING PERSON* PN

*

These figures include 4,960,030 shares owned directly by Rochester Capital Partners (the “Partnership”) and assumes the conversion of 641,225 shares of Series B Convertible Preferred stock into a like number of shares of common stock.  These figures do not include 13,500 shares owned directly by Gary Rasmussen, for which the Partnership disclaims any beneficial interest.  Further, these figures do not give effect to 1,093,227 shares of common stock that would be held directly by Mr. Rasmussen upon the conversion of his 1,093,227 shares of Series B Convertible Preferred Stock, nor do they give effect to an estimated 5,677,940 shares of common stock that would be held directly by Mr. Rasmussen upon the conversion of his 3,000,000 shares of Series C Convertible Preferred Stock..  The Series B Convertible Preferred stock is convertible into a like number of common shares at anytime and the Series C Convertible Preferred stock is non-dilutive and may be converted into 30% of the total number of shares of common stock outstanding immediately after conversion.

CUSIP No. 378987 10 1	13D	Page 3 of 8 Pages

**   The calculation of the foregoing percentage is based on 11,634,069 shares of Issuer's common stock outstanding, after giving effect to the issuance of 641,225 shares of common stock that can be acquired by the Partnership upon conversion of its 641,225 shares of Series B Convertible Preferred stock. The Issuer's most recent quarterly report on Form 10-QSB, filed on May 20, 2008, shows a total of 10,992,844 shares of common stock issued and outstanding. This figure does not assume or take into effect the conversion of any Series B or Series C Convertible Preferred stock held directly by Mr. Rasmussen or others. The percentage figure will drop considerably upon the conversion of the balance of the Series B Convertible Stock that is not owned by the Partnership, and/or upon the conversion of any Series C Convertible Preferred stock issued that is owned by Mr. Rasmussen and another party.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary Rasmussen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 12,162,537 *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,162,537 *
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,162,537 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% **
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 378987 10 1

13D

Page 4 of 8 Pages

*

Includes 13,500 shares of common stock owned directly by Mr. Rasmussen, and assumes the conversion of 1,093,227 shares of Series B Convertible Preferred stock, owned directly by Mr. Rasmussen, into a like number of common shares, as well as the conversion of 3,000,000 shares of Series C Convertible Preferred stock, owned directly by Mr. Rasmussen, into 5,454,555 shares of common stock, for total holdings of Mr. Rasmussen estimated at 6,561,282 shares of common stock.  Additionally, these figures include 4,960,030 shares of common stock owned directly by the Partnership, and assume the conversion of 641,225 shares of Series B Convertible Preferred stock, owned directly by Rochester Capital Partners, for total holdings of the Partnership estimated at 5,601,255 shares; and aggregate holdings of 12,162,537 shares owned by Mr. Rasmussen and the Partnership.  Mr. Rasmussen is the General Partner of the Partnership and exercises dispositive and voting control over all of its securities.  Also, the Series C Convertible Preferred stock held by Mr. Rasmussen is convertible into 30% of the number of shares of common stock outstanding immediately after such conversion, and the entire class of Series C Convertible Preferred stock is convertible into 60% of the number of shares of common stock outstanding.

**   The calculation of the foregoing percentage is based on 18,181,851 shares of Issuer's common stock that would be outstanding, after giving effect to a total of 4,973,530 shares of common stock owned, plus the issuance of an estimated 7,189,007 additional shares of common stock that may be acquired by both the Partnership and Mr. Rasmussen upon conversion of all Series B Convertible Preferred and Series C Convertible Preferred stock held by them. The Issuer's most recent quarterly report on Form 10-QSB, filed on May 20, 2008, indicates a total of 10,992,844 shares of common stock issued and outstanding. The percentage stated will decrease upon the conversion of the balance of the Series B and/or Series C Convertible Preferred stock issued that is not owned by either the Partnership or Mr. Rasmussen.

Item 1.

Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of Global Entertainment Holdings, Inc., a Nevada corporation (the "Issuer” or “Global"). The principal executive offices of Global are located at 1516 E. Tropicana Avenue, Suite 245, Las Vegas, NV 89119.

Item 2.

Identity and Background.

(a)

This Statement is being filed by Rochester Capital Partners, L.P., a Nevada limited partnership (the “Partnership”), and Gary Rasmussen, its General Partner (each a "Reporting Person" and collectively, the "Reporting Persons").

(b)

The address for each of the Reporting Persons is:

Rochester Capital Partners – 3155 E. Patrick Lane, Suite 1, Las Vegas, NV 89120.

Gary Rasmussen –

   1516 E. Tropicana Avenue, Suite 245, Las Vegas, NV 89119.

(c)

Rochester Capital Partners is engaged in providing consulting services and making investments in small companies. Mr. Rasmussen is the General Partner and provides consulting services to the Partnership. He is also the CEO of Global Entertainment Holdings, Inc. The Partnership had provided consulting services to LitFunding for the past two years, but is not currently providing any services to the Issuer.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Rasmussen is a citizen of the United States of America. The Partnership is a Nevada limited partnership.

CUSIP No. 378987 10 1	13D	Page 5 of 8 Pages

Item 3.

Source or Amount of Funds or Other Consideration.

Pursuant to the terms of a Letter Agreement, dated March 5, 2007 (the “Letter Agreement”), Rochester Capital Partners acquired 40 million shares of common stock of Global Entertainment Holdings in exchange for consideration of $250,000, which was paid in full in July of 2007. In addition, Rochester Capital Partners purchased 11 million shares directly from Morton Reed, the Issuer’s CEO at the time, in exchange for consideration of $65,000.  Thus, the Partnership acquired a total of 51 million shares of the Issuer’s common stock in exchange for consideration of $315,000.

During 2007, both Reporting Persons made various loans to Global Universal Film Group, Inc., a wholly-owned subsidiary of the Issuer (“Global Universal”).  Loans totaling $70,535 were made by the Partnership from its working capital, and loans totaling $37,755 were made by Mr. Rasmussen from his personal funds.

On December 28, 2007, the Reporting Persons agreed to convert their loans to shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Stock”), at a value of $.11 per share, the bid value of the common stock on that date.  The Series B Stock has no voting rights and each share of Series B Stock is convertible into one share of common stock. Accordingly, the Partnership received 641,225 shares of Series B Stock and Mr. Rasmussen received 343,227 shares of Series B Stock. All shares of Series B Stock were issued on April 22, 2008.

Additionally, the Board of Directors of the Issuer agreed to issue 6,000,000 shares of Series C Convertible Stock (“Series C Stock”) to the original stockholders of Global Universal in connection with a change in control of the Issuer in September of 2007, and in consideration of Global Universal’s stockholder’s agreement to forego their option to cause the Issuer to effect a spin-out transaction whereby Global Universal would become a separate, publicly held corporation by distributing 10% of its shares to the shareholders of the Issuer. Mr. Rasmussen owned 50% of the equity interest of Global Universal and was awarded 3,000,000 shares of Series C Stock by the Board, which was not issued until May 14, 2008. The entire class of Series C Stock is convertible into 60% of the Issuer’s common stock, calculated immediately after such conversion. Therefore, Mr. Rasmussen’s 3,000,000 shares of Series C Stock entitle him to convert his holdings into 30% of the Issuer’s common stock calculated immediately any such conversion.

Item 4.

Purpose of the Transaction.

The purpose for the acquisition of the Series B Stock by the Reporting Persons was to extinguish promissory notes due them from the Issuer’s wholly-owned subsidiary, Global Universal Film Group, Inc. (“Global Universal”). The purpose for the acquisition of the Series C Stock by Gary Rasmussen was to effect a change in control with a non-dilutive, convertible preferred stock that was issued to all former shareholders of Global Universal in exchange for their agreement to terminate their rights to effect a “spin-off” transaction in which Global Universal would become a separate entity.

In September of 2007, the Issuer’s Board of Directors approved the conversion of all debt owed to the Reporting Persons into shares of the Series B Stock at the bid price of the common stock on December 28, 2007, or $.11 cents per share. Accordingly, the Partnership was entitled to receive 641,225 shares of Series B Stock in exchange for the cancellation of $70,535 in notes, and Mr. Rasmussen was entitled to receive 343,227 share of Series B Stock in exchange for the cancellation of $37,755 in notes due from Global Universal as of December 28, 2007. These shares of Series B Stock were issued on April 22, 2008.

Also, in connection with the Change in Control, the Board agreed to issue the Series C Stock, convertible into 60% of the Issuer’s common stock on a non-dilutive basis, to the former shareholders of Global Universal Film Group. Since Mr. Rasmussen owned 50% of Global Universal, he was entitled to receive 3,000,000 shares of the Series C Stock, which was not issued until May 14, 2008.

CUSIP No. 378987 10 1	13D	Page 6 of 8 Pages

On March 5, 2007, LitFunding, Morton Reed and Rochester Capital Partners, LP, a Nevada Limited Partnership (the “Partnership”), of which Mr. Rasmussen is the General Partner, entered into a Letter Agreement whereby the Partnership acquired 40 million shares from the Issuer in exchange for $250,000, and an additional 11 million shares directly from Morton Reed for $65,000.  The original purpose was to infuse capital into the company and the shares were acquired by the Partnership for investment purposes. At the time, Mr. Rasmussen maintained a consulting arrangement with management to assist in corporate development activities. Mr. Rasmussen was also a 50% equity holder of Global Universal Film Group (now a wholly-owned subsidiary) prior to its acquisition by the Issuer.  In connection with the Issuer’s acquisition of Global Universal, Mr. Rasmussen received 750,000 shares of Series B Convertible Preferred Stock. All references to said Letter Agreement herein are qualified in their entirety by reference to the actual Letter Agreement, a copy of which was filed as Exhibit 10.1 to a Form 8-K filed by LitFunding on March 7, 2007.

On August 30, 2007, the Issuer’s former President, CEO and Chairman of the Board resigned due to health reasons. Mr. Rasmussen was appointed interim Chief Executive Officer and elected as Chairman of the Board. It was determined between Mr. Rasmussen and the Board that it would best serve the interests of the company if Global Universal Film Group were to remain a subsidiary and become the primary business of the Issuer. On September 19, 2007, the Issuer disclosed this change of circumstances resulting in a Change in Control in a report filed with the SEC on Form 8-K.

The Reporting Persons intend to review on a continuing basis their investment in the Company.  Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, including, but not limited to, the spin-off of Global Universal Film Group whereby the shareholders of the Issuer will receive a stock dividend; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Except as set forth above or in other Items of this Statement, the Reporting Persons do not have any specific plans or proposals which relate to, or which would result in, or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 378987 10 1	13D	Page 7 of 8 Pages

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this statement, the Reporting Persons (Gary Rasmussen and Rochester Capital Partners) are deemed to beneficially own 4,973,530 shares of the Issuer’s common stock, representing approximately 45.2% of the total shares of common stock outstanding, based on 10,992,844 shares of common stock outstanding on May 20, 2008.  However, the Reporting Persons also own 1,734,452 shares of Series B Stock, convertible one-for-one into common stock and representing 43.5% of the total shares of Series B Stock outstanding, and Mr. Rasmussen owns 3,000,000 shares of Series C Stock, convertible into 30% of the Issuer’s outstanding common stock (calculated immediately after such conversion and estimated to be approximately 5,454,555 shares of common stock for purposes of this statement), representing 50% of the total shares of Series C Stock outstanding.  Therefore, upon conversion to common stock of their collective holdings in the Issuer’s Series B Stock and Mr. Rasmussen’s 3,000,000 shares of Series C Stock (5,454,555 shares of common stock), the Reporting Persons would beneficially own an aggregate of 12,162,537 shares of the Issuer’s common stock, constituting approximately 66.9% of the Issuer’s total outstanding shares of common stock, based on an estimated 18,181,851 shares of common stock, based upon 10,992,844 shares of common stock outstanding as of May 20, 2008, and after giving effect to the issuance of an additional 7,189.007 shares of common stock from the conversion of their Series B and Series C Stock.

(b)

Rochester Capital Partners (the “Partnership”) and Mr. Rasmussen share the power to vote and direct the disposition of all of the shares held by the Partnership.  As of the date of this statement, the Partnership beneficially owned directly 4,960,030 shares of common stock and 641,225 shares of Series B Stock, convertible one-for-one into shares of common stock. The Series B Stock has no voting rights.

Mr. Rasmussen has sole power to vote and direct disposition of all shares of common and preferred stock held in his name.  As of the date of this statement, Mr. Rasmussen owns directly 13,500 shares of common stock, 1,093,227 shares of the Issuer’s Series B Convertible Preferred stock (convertible into 1,093,227 shares of common stock at any time), and 3,000,000 shares of Series C Stock, which is convertible into 30% of the shares of common stock outstanding immediately after conversion.  The Series C Stock has voting rights equal to the number of shares of common stock that it can be convertible into.  As of the date hereof, the Series C Stock owned by Mr. Rasmussen entitles him to vote underlying shares of common stock estimated at 5,454,555 shares.

(c)

The Reporting Persons have not effected any transactions in the Issuer’s securities during the past 60 days, except for their acquisition of the Series B Convertible Preferred and Series C Convertible Preferred stock described hereinabove.

(d)

Gary Rasmussen has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of Rochester Capital Partners, LP.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than a verbal employment understanding Mr. Rasmussen has with Global Entertainment Holdings, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 378987 10 1	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2008

Rochester Capital Partners, LP.

By:	Gary A. Rasmussen
Gary A. Rasmussen Revocable Living Trust U/A/D 10-30-1992, General Partner

By:	Gary A. Rasmussen
Gary Rasmussen, Trustee